CROWN
(registered trademark)

Crown Central Petroleum Corporation
Refiners / marketers of petroleum products & petrochemicals
One North Charles Street, P.O. Box 1168, Baltimore, Maryland 21203, (410) 539-
7400

                                                EXHIBIT 20


Institutional Inquiries:
JOHN E. WHEELER, JR.
Executive Vice President and
Chief Financial Officer
(410) 659-4803

Shareholder Inquiries:
JOSEPH M. COALE, III
Director, Corporate Communications
(410) 659-4856

FOR IMMEDIATE RELEASE
Baltimore, Maryland -- JULY 31, 1998



CROWN ANNOUNCES 1998 SECOND QUARTER RESULTS
-------------------------------------------

     Crown Central Petroleum Corporation announced today a net loss of $2.2 million ($.22 per share) in the second quarter of 1998, compared to a net profit of $7.9 million ($.82 per share) in the second quarter of 1997. Sales and operating revenues for the second quarter were $338 million compared to revenues of $391 million in the second quarter of 1997.

     For the first six months of 1998, the Company had a net loss of $15.9 million ($1.62 per share) on revenues of $663 million compared to a net profit of $8.6 million ($.89 per share) on revenues of $786 million in the first half of 1997.

     Both refineries are operating at high efficiency levels. The industry benchmark 3.2.1 Gulf Coast refining margin averaged $3.26 per barrel for the second quarter. West Texas Intermediate Crude fluctuated widely but averaged $14.63 per barrel for the quarter, reaching its lowest level since August of 1986. Retail prices for gasoline, adjusted for inflation, reached their lowest level in 70 years.

     The Company's refining profit, before taxes, was $5.6 million in the second quarter this year but a loss of $24.3 million for the first six months. These figures, in part, reflect losses from long positions in crude and products in a down market and from lost time due to operational disruptions. In addition, the Company's practice of pricing crude forward in a falling market resulted in inventory losses as well, which impacted the quarter results.

     Retail marketing operating results for the second quarter were disappointing. Retail marketing reported a loss of $.6 million compared to a $2.6 million profit for the second quarter of 1997. For the first six months of 1998, net retail profit totaled $3.5 million compared to $6.6 million for the prior year period.

     Retail same store gasoline volumes decreased 2.3% for the quarter while overall gasoline volumes were up slightly. Merchandise gross margins improved 1.7% compared to the same period last year on a same store basis. Overall same store merchandise sales were strong showing an increase of 7.9% for the quarter and 5.2% for the six months. Store count increased to 344 units over the prior period's 337.

     Crown Chairman, Henry A. Rosenberg, Jr., in commenting on the results said, "Consistent with a four year pattern, second quarter figures showed significant improvement over those of the first quarter." Further, Mr. Rosenberg said, "Despite the disappointing operating results, the Company's financial position continues to be strong with good liquidity and a reasonable amount of debt in proportion to the Company's total capitalization."

     Headquartered in Baltimore, Maryland since 1930, Crown operates two Texas refineries with a total capacity of 152,000 barrels per day, 344 Crown gasoline stations and convenience stores in the Mid-Atlantic and Southeastern U.S., and 13 product terminals along the Colonial, Plantation and Texas Eastern Products pipelines.


                         Sincerely,


                         /s/-- HENRY A. ROSENBERG, JR.
                         HENRY A. ROSENBERG, JR.
                         Chairman of the Board,
                         Chief Executive Officer and
                         President


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


        Crown Central Petroleum Corporation and Subsidiaries
             Dollars in thousands, except per share data

                           Six Months Ended      Three Months Ended
                                June 30                June 30
                            1998       1997        1998       1997
                         ---------   --------   ---------   --------
Sales and operating      $666,793    $789,181   $339,154   $393,079
revenues

(Loss) income before      (24,367)           1         (    12,891
income taxes                         4,314      2,175 )

Net (loss) income         (15,894)           8         (     7,907
                                     ,631       2,151 )

Net (loss) income per
share:
     Basic               $  (1.62)   $    .89   $  (.22)   $   .82
     Diluted                (1.62)           .         (       .81
                                     88         .22   )


Weighted average shares
used in the computation
of (loss) income per
share:
     Basic               9,825,312           9         9   9,733,647
                                     ,733,813   ,838,915
     Diluted             9,825,312           9         9   9,757,351
                                     ,853,887   ,838,915


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

EXHIBIT 20


                 CROWN CENTRAL PETROLEUM CORPORATION
                        OPERATING STATISTICS

                              Six Months Ended    Three Months Ended
                                   June 30              June 30
                               1998       1997      1998      1997
                            ---------  ---------  --------  --------
                                                      -
COMBINED REFINERY
OPERATIONS
-----------------------

Production (BPD - M)              158       159       166        165
Production (MMbbl)               28.6      28.9      15.1       15.0
Sales (MMbbl)                    31.1      30.7      16.1       16.4
Gross Margin ($/bbl)             1.36      2.40      2.34       2.76
Gross Profit ($MM)               42.2      73.7      37.7       45.3
Operating Cost ($/bbl)          (2.14                                         )   (2.04)    (1.99)     (1.93        )
Operating Cost ($MM)            (66.5                                         )   (62.7)    (32.1)     (31.8        )
Refining Operating (Loss)       (24.3                                         )    11.0       5.6       13.5
Profit  ($MM)

RETAIL
-----------------------
Number Stores                     344       337       344        337
Volume (pmps - Mgal)              126       130       130        133
Volume (MMgal)                    259       263       135        134
Gasoline Gross Margin           0.113     0.111     0.096      0.108
($/gal)
Gasoline Gross Profit ($MM)      29.2      29.3      12.9       14.4

Merchandise Sales (pmps -        26.0      25.1      28.3       26.2
$M)
Merchandise Sales ($MM)          53.6      50.7      29.2       26.5
Merchandise Gross Margin         30.8      30.8      30.1       30.9
(%)
Merchandise Gross Profit         16.5      15.6       8.8        8.2
($MM)

Retail Gross Profit ($MM)        45.7      44.9      21.7       22.6
Retail Operating Costs          (20.4                                         )   (18.5)    (21.4)     (18.8        )
(pmps - $M)
Retail Operating Costs          (42.0                                         )   (37.5)    (22.1)     (19.4        )
($MM)
Retail Non-Operating             (0.2                                         )    (0.8)     (0.2)      (0.6        )
(Expense) ($MM)
Retail Operating Profit           3.5       6.6      (0.6)       2.6
(Loss)  ($MM)

WHOLESALE / TERMINAL
  OPERATING (LOSS) PROFIT        (3.1                                         )    (2.8)      0.5       (0.7        )
($MM)

OTHER
----------

LIFO Recovery  ($MM)             15.7      16.7       0.7        6.8
Corporate Overhead  ($MM)       (11.7                                         )   (10.4)     (6.0)      (5.4        )
Net Interest (Expense)           (6.1                                         )    (5.9)     (3.3)      (2.9        )
($MM)
Other Income (Expense)($MM)       1.6      (0.9)      0.9       (1.0        )
Income Tax Benefit                8.5      (5.7)       --       (5.0        )
(Expense) ($MM)

Total Net (Loss) Income         (15.9                                         )     8.6      (2.2)       7.9
($MM)

Depreciation & Amortization      16.6      15.3       8.5        7.5
($MM)
Net Interest Expense ($MM)        6.1       5.8       3.3        2.9
LIFO (Recovery) ($MM)           (15.7                                         )   (16.7)     (0.7)      (6.8        )
(Gain) loss from Asset           (0.2                                         )    (0.2)     (0.2)       0.4
Disposals ($MM)
Income Tax (Benefit)             (8.5                                         )     5.7        --        5.0
Expense ($MM)

EBITDAAL ($MM)                  (17.6                                         )    18.5       8.7       16.9

Capital Expenditures ($MM)       16.7      12.2       6.7        5.1



BPD = Barrels Per Day
bbl = barrel or barrels as applicable
gal = gallon or gallons as applicable
pmps = per month per store
M = in thousands
MM = in millions

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